Exhibit 99.1

Hailiang Education Receives Multiple Industry Awards for Excellence in China’s Education Sector

HANGZHOU, China, December 11, 2017 /PRNewswire/ — Hailiang Education Group Inc. (Nasdaq: HLG), (“Hailiang Education” or the “Company”), an educational services provider of private primary, middle and high schools in China, announced today that the Company has been awarded with several recent industry awards for excellence in China’s Education sector.

Recent industry awards include:

•	The Company was awarded “2017 Education Group Influencer” by Tencent Education Annual Billboard, which has ranked education providers to China-based customers for the past 11 years.

•	The Company was awarded“2017 Top Brand of China’s Education Group Award”, along with New Oriental Education & Technology Group Inc. (NYSE: EDU) and TAL Education Group (NYSE: TAL). Mr. Ming Wang, Chairman and Chief Executive Officer of Hailiang Education, was named “2017 China Education Industry Outstanding Contributor” in Sina China Education Ceremony-10th Anniversary, which is the largest and most influential annual event in China’s Education sector.

•	The Company was awarded the “Annual Most Value Investment Award” and Mr. Ming Wang, Chairman and Chief Executive Officer of Hailiang Education, was named “2017 Man of the Year Economic Award” by Sino Financial Summit Winter Forum, which recognizes companies and individuals who honor and respect economic accomplishments in all industries in China.

•	Mr. Cuiwei, Principal General of Hailiang Education, was named “Chinese Contemporary Educator”, an award selected by China Education Society, China Institute of Higher Education, China Vocational and Technical Education Society, China Education Television, China Education Press, People’s Education Press and other 6 professional institutions.

Mr. Ming Wang, Chairman and Chief Executive Officer of Hailiang Education, commented, “We are pleased to see our commitment to empowering the next generation of China through education recognized and we hope to repay the goodwill the education industry has accorded us in the following years.”

About Hailiang Education Group Inc.

Hailiang Education (Nasdaq: HLG) is one of the largest primary and high school educational services providers in China. The Company focuses closely on the school-running target of providing best quality, unique and internationalized education, dedicates to provide students with high quality of primary, high school and international educational services as well as values the quality of students’ life, study and development. Meanwhile, Hailiang Education educates students according to their aptitudes, devoting to improve students’ study ability, cultural accomplishments and international perspectives. Multilingual teaching are available in Hailiang Education, including Chinese, English, Spanish, Japanese, Korean,

French, etc. Also, Hailiang Education launches various diversified high quality courses, such as Mathematical Olympiad courses, A-level courses, Australia Victorian Certificate of Education (VCE) courses, IELTS courses, TOEFL courses as well as SAT courses. The Company has established extensive cooperative relations with more than 200 international educational institutions and universities. Hailiang Education commits to make great efforts to offer students more opportunities of wining places at well-known domestic or international universities to pursue further education. For more information, please visit http://ir.hailiangedu.com.

Forward-Looking Statements

This press release contains information about Hailiang Education’s view of its future expectations, plans and prospects that constitute forward-looking statements. Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with its application of IPO proceeds, its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the successful integration of acquired companies, technologies and assets into its portfolio of software and services, marketing and other business development initiatives, competition in the industry, general government regulation, economic conditions, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property. Hailiang Education encourages you to review other factors that may affect its future results in Hailiang Education’s registration statement and in its other filings with the Securities and Exchange Commission.

For more information, please contact:

Mr. Auto Yau

Board Secretary

Hailiang Education Group Inc.

Phone: +86-571-5812-1974

Email: ir@hailiangeducation.com

Ms. Tina Xiao

President

Ascent Investor Relations LLC

Phone: +1-917-609-0333

Email: tina.xiao@ascent-ir.com